SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
      1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 5)

                    PHP HEALTHCARE CORPORATION
                         (Name of Issuer)

               Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            693344103
                          (CUSIP Number)

                      Mr. Charles H. Robbins
                 8580 Cinderbed Road, Suite 2400
                   Newington, Virginia  22122
                         (703) 550-8145

                           with copy to

                  Lawrence T. Yanowitch, Esquire
                       Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                   Washington, D.C.  20036-5612
                         (202) 452-8600

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 8, 1997
     (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                  (Continued on following pages)

                       (Page 1 of 13 Pages)
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CUSIP No.  693344103           13D                  Page 2 of 13

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles H. Robbins

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                      [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                        7.    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  1,673,409 shares (see Item 5)
OWNED BY
EACH                    8.    SHARED VOTING POWER
REPORTING
PERSON                        0 shares
WITH
                        9.    SOLE DISPOSITIVE POWER

                              1,673,409 shares (see Item 5)

                        10.   SHARED DISPOSITIVE POWER

                              0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      1,673,409 shares (see Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%

14.   TYPE OF REPORTING PERSON*

      IN

CUSIP No.  693344103           13D                  Page 3 of 13

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ellen E. Robbins

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES        7.    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                      300,000 shares (see Item 5)
EACH
REPORTING               8.    SHARED VOTING POWER
PERSON
WITH                          0 shares

                        9.    SOLE DISPOSITIVE POWER

                              300,000 shares (see Item 5)

                        10.   SHARED DISPOSITIVE POWER

                              0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      300,000 shares (see Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                   [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.6%

14.   TYPE OF REPORTING PERSON*

      IN

     This Amendment No. 5 is filed by Charles H. Robbins and Ellen E. Robbins (together, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D"), previously filed on behalf of the Reporting Persons, relating to Common Stock, par value $0.01 per share (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

     Item 4.    Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     Proposal Letter of CRAssociates, Inc.

     Charles H. Robbins is the President of CRAssociates, Inc., a Delaware corporation ("CRA"). On December 8, 1997, CRA submitted a proposal (the "Proposal Letter") to the Issuer setting forth the terms of the proposed purchase by CRA of certain assets relating to a portion of the Issuer's Service Business (as such term is defined in the Proposal Letter). The proposal contemplates a purchase price of $10 million in cash. The proposal was solicited by the Issuer in a letter to CRA dated November 26, 1997.

     The foregoing description of the Proposal Letter is qualified in its entirety by the text of the Proposal Letter, which is attached hereto as Exhibit 5.1 and incorporated herein by reference.

     Item 5.    Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by deleting the information set forth therein in its entirety and substituting in lieu thereof the following:

     (a), (b) Charles H. Robbins beneficially owns 1,673,409 shares of Common Stock, including 790,000 shares which Mr. Robbins can acquire upon the exercise of options granted by the Issuer pursuant to the Stock Option Agreements. The 1,673,409 shares do not, however, include 300,000 shares beneficially owned by Ellen E. Robbins, individually and as trustee (as described below) or 139,000 shares beneficially owned by Charles
H. Robbins' son, Charles B. Robbins. The 1,673,409 shares beneficially owned by Mr. Robbins represent approximately 13.6% of the outstanding shares of Common Stock of the Issuer.

Charles H. Robbins has sole voting and dispositive power with respect to such shares. The filing of this statement by Charles
H. Robbins shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Ellen E. Robbins or Charles B. Robbins.

     Ellen E. Robbins, individually and as trustee under trusts established by Charles H. Robbins for the benefit of Caroline H. Robbins and Lee S. Robbins, beneficially owns 300,000 shares of Common Stock, which represents approximately 2.6% of the outstanding shares of Common Stock of the Issuer. Ellen E. Robbins has sole voting and dispositive power with respect to such shares. The filing of this Schedule 13D by Ellen E. Robbins should not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Charles H. Robbins or Charles B. Robbins.

     In the aggregate, Charles H. Robbins and Ellen E. Robbins
(individually and as trustee) beneficially own 1,973,409 shares of Common Stock, which represent approximately 16.2% of the outstanding shares of Common Stock of the Issuer.

     (c) On November 18, 1997, Mr. Robbins vested as to 83,333 stock options granted by the Issuer pursuant to the Stock Option
Agreements.

     (d), (e)  Not Applicable


     Item 7.   Material to be Filed as Exhibits.

     Exhibit 5.1.    Proposal Letter dated December 8, 1997.

                            SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  December 8, 1997




                           /s/ Charles H. Robbins
                               Charles H. Robbins



                           /s/ Ellen E. Robbins
                               Ellen E. Robbins

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                                                              7
                           Exhibit Index

          Exhibit                                           Page

5.1.    Proposal Letter by and between CRA and the Issuer     8